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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-13849

Ramsay Youth Services, Inc.

(Exact name of registrant as specified in its charter)

One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134
(305) 569-6993

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: One. The Registrant became a wholly owned subsidiary of Psychiatric Solutions, Inc. as a result of the merger of PSI Acquisition Sub, Inc., a wholly-owned subsidiary of Psychiatric Solutions, Inc., with and into the Registrant, with the Registrant being the surviving corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ramsay Youth Services, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2003	By: /s/ Marcio C. Cabrera

Name: Marcio C. Cabrera Title: Executive Vice President